Conduit Pharmaceuticals Inc.

4581 Tamiami Trail North, Suite 200

Naples, Florida 34103

(648) 491-9132

April 28, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conduit Pharmaceuticals Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-286684) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on April 30, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Todd Mason of Thompson Hine LLP, by telephone at (212) 908-3946 or via email at Todd.Mason@ThompsonHine.com. Please also call Todd Mason as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Sincerely,

CONDUIT PHARMACEUTICALS Inc.

By:	/s/ Andrew Regan
Name:	Andrew Regan
Title:	Chief Executive Officer

cc:	Todd Mason, Thompson Hine LLP